UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alpine Income Property Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02083X 103

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.     02083X 103

1	Names of reporting persons Crescent Real Estate LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 534,845 (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 534,845 (1)

9	Aggregate amount beneficially owned by each reporting person 534,845 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2% (2)
12	Type of reporting person (see instructions) OO

(1)

Consists of 534,845 shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”), directly held by GP Invitation Fund II, LP as of December 31, 2020. Crescent Real Estate LLC serves as the investment manager of GP Invitation Fund II, LP and the sole manager of the general partner of GP Invitation Fund II, LP and may be deemed to indirectly beneficially own securities held by GP Invitation Fund II, LP.

(2)	Based on 7,462,341 shares of Common Stock outstanding as reported in the Issuer’s 10-K Annual Report filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021.

Page 2 of 10 Pages

SCHEDULE 13G

CUSIP No.     02083X 103

1	Names of reporting persons GP Invitation Fund II, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 534,845 (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 534,845 (1)

9	Aggregate amount beneficially owned by each reporting person 534,845 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2% (2)
12	Type of reporting person (see instructions) PN

(1)	Consists of 534,845 shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”), directly held by GP Invitation Fund II, LP as of December 31, 2020.
(2)	Based on 7,462,341 shares of Common Stock outstanding as reported in the Issuer’s 10-K Annual Report filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021.

Page 3 of 10 Pages

SCHEDULE 13G

CUSIP No.     02083X 103

1	Names of reporting persons GPIF GP II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 534,845 (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 534,845 (1)

9	Aggregate amount beneficially owned by each reporting person 534,845 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.2% (2)
12	Type of reporting person (see instructions) OO

(1)

Consists of 534,845 shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”), directly held by GP Invitation Fund II, LP as of December 31, 2020. GPIF GP II, LLC serves as general partner of GP Invitation Fund II, LP and may be deemed to indirectly beneficially own securities held by GP Invitation Fund II, LP.

(2)	Based on 7,462,341 shares of Common Stock outstanding as reported in the Issuer’s 10-K Annual Report filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021.

Page 4 of 10 Pages

Item 1(a)	Name of Issuer:

Alpine Income Property Trust, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1140 N. Williamson Blvd., Suite 140, Daytona Beach, FL 32114

Item 2(a)	Name of Person Filing:

This Schedule is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”)

i)	Crescent Real Estate LLC;

ii)	GP Invitation Fund II, LP; and

iii)	GPIF GP II, LLC.

This Schedule relates to shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”), directly held by GP Invitation Fund II, LP. GPIF GP II, LLC serves as general partner of GP Invitation Fund II, LP and may be deemed to indirectly beneficially own securities held by GP Invitation Fund II, LP. Crescent Real Estate LLC serves as the investment manager of GP Invitation Fund II, LP and the sole manager of the general partner of GP Invitation Fund II, LP and may be deemed to indirectly beneficially own securities held by GP Invitation Fund II, LP.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 777 Main Street, Suite 2260, Ft. Worth, Texas 76102.

Item 2(c)	Citizenship:

i)	Crescent Real Estate LLC is a Delaware limited liability company;

ii)	GP Invitation Fund II, LP is a Delaware limited partnership; and

iii)	GPIF GP II, LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Page 5 of 10 Pages

Item 2(e) CUSIP Number:

02083X 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2020, each of the Reporting Persons may be deemed to be the beneficial owner of 534,845 shares of Common Stock.

(b)	Percent of class:

As of December 31, 2020, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 7.2% of the shares of Common Stock outstanding, based on 7,462,341 shares of Common Stock outstanding as reported in the Issuer’s 10-K Annual Report filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021.

Page 6 of 10 Pages

(c)	Number of shares as to which such person has:

As of December 31, 2020, for each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 534,845 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 534,845 (1)

(1) Consists of 534,845 shares of Common Stock directly held by GP Invitation Fund II, LP as of December 31, 2020. GPIF GP II, LLC serves as general partner of GP Invitation Fund II, LP and may be deemed to indirectly beneficially own securities held by GP Invitation Fund II, LP. Crescent Real Estate LLC serves as the investment manager of GP Invitation Fund II, LP and the sole manager of the general partner of GP Invitation Fund II, LP and may be deemed to indirectly beneficially own securities held by GP Invitation Fund II, LP.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2021

CRESCENT REAL ESTATE LLC

/s/ Andrew Lombardi
Senior Vice President and General Counsel

GP INVITATION FUND II, LP

/s/ Andrew Lombardi
Senior Vice President and General Counsel of Crescent Real Estate LLC, the Investment Manager of GP Invitation Fund II, LP

GPIF GP II, LLC

/s/ Andrew Lombardi
Senior Vice President, General Counsel of Crescent Real Estate LLC, the Manager of GPIF GP II, LLC

Page 8 of 10 Pages

EXHBIT INDEX

Exhibit	Page No.
A. Joint Filing Agreement	10

Page 9 of 10 Pages